[Barrett & McNagny Letterhead]

February 21, 2006

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Mail Stop 7010

Washington, D.C.  20549

Attention: Mr. Andrew P. Schoeffler, Staff Attorney

RE	Staff Comment No. 21 Regarding Exhibit 5.1
Registration Statement on Form S-4 (File 333-131100)
SEC File No. 0-21719

Dear Mr. Schoeffler:

In connection with staff’s comment no. 21 in the February 10, 2006 Letter of Comment, the undersigned, as legal counsel to Steel Dynamics, Inc., the registrant, hereby confirms that he concurs with staff’s understanding that the reference to the “general corporation laws of the State of Indiana,” as employed in the legal opinion attached to the registration statement as Exhibit 5.1, includes the statutory provisions of Indiana law and all applicable provisions of the Indiana Constitution, as well as any reported judicial decisions interpreting these laws.

Very truly yours,

BARRETT & McNAGNY LLP

/s/ Robert S. Walters

Robert S. Walters